Exhibit 99.1

Item 7 Information:

The securities being reported on by Perrigo Company plc ("Perrigo") are owned directly by Perrigo Science One Ltd. ("Science").  Science is a direct or indirect, wholly-owned subsidiary of each of the other reporting persons.  Each of Perrigo Holdings Ltd., Perrigo Pharma International DAC and Perrigo Corporation Ltd. is a direct or indirect, wholly-owned subsidiary of Perrigo.